2121 Old Gatesburg Road, Suite 110 State College, PA 16803 Main Office: (814) 308-9754 www.eclipseresources.com

May 6, 2015

VIA EDGAR

H. Roger Schwall, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Re:	Eclipse Resources Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed April 16, 2015

File No. 333-202037

Form 10-K for Fiscal Year Ended December 31, 2014

Filed March 9, 2015

File No. 1-36511

Ladies and Gentlemen:

Set forth below are the responses of Eclipse Resources Corporation, a Delaware corporation (the “Company”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 22, 2015 regarding the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on April 16, 2015 and the Company’s Form 10-K filed on March 9, 2015. In this letter, we have recited the Staff’s comments in bold type and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please be advised that we will not be able to accelerate the effectiveness of registration statement until you have cleared all comments on your periodic reports.

The Company acknowledges the Staff’s comment and will not request acceleration of the effectiveness of the Registration Statement on Form S-1 (File No. 333-202037) (the “Registration Statement”) until all of the comments in the Staff’s letter have been cleared. The proposed amendments to the Registration Statement described in this letter in response to the Staff’s comments will be included in an amendment to the Registration Statement that the Company will file with the Commission prior to requesting acceleration of effectiveness of the Registration Statement.

May 6, 2015

Form 10-K for Fiscal Year Ended December 31, 2014

Business and Properties, page 1

Oil and Natural Gas Data, page 6

Proved Reserves Additions and Revisions, page 9

2.	During the fiscal year ended December 31, 2014, extensions and discoveries resulted in an increase of 323,140.1 MMcfe to your proved reserves. Please tell us how the factors that resulted in the technical revisions to your proved reserve quantities during the year were considered when these extensions and discoveries were recorded. As part of your response, please explain how recovery of the related quantities of proved reserves was deemed to be reasonably certain in light of the factors that resulted in negative adjustments to your reserve quantities due to “technical revisions.”

The technical revisions to the Company’s proved reserve quantities were negative 15.5 Bcfe, comprised of negative 26.0 Bcfe from proved undeveloped technical revisions and a positive 10.5 Bcfe from proved developed technical revisions. These proved undeveloped technical revisions were primarily due to the removal of certain locations that the Company no longer had in its future development plan due to lower expected economic attractiveness caused by a combination of factors, including the reduced commodity price outlook, anticipated drilling and completion costs, and a slight reduction in expected ultimate recovery based on offset well performance. The positive proved developed technical revisions were based on improved individual well performance trends as of December 31, 2014 when compared to the Company’s forecasted production trends as of December 31, 2013.

Overall, the Company believes that its estimate of proved undeveloped reserves was reasonably certain as of December 31, 2014 due, but not limited, to the following:

•	In general, the Company’s properties are 12 months further along in their maturity across and around its acreage position, both in the amount of performance and technical data available and in the number of wells available to use for analogy;

•	The current commodity pricing outlook continues to support the Company’s development plan that will develop all of the Company’s proved reserves as of December 31, 2014 within the next five years;

•	The Company’s total expected capital expenditures for developing its proved reserves as of December 31, 2014 over the next five years is $274.6 million, which represents only a portion of the Company’s overall capital budget over that same time period;

•	Significant drilling and completion cost reductions are being obtained as the low commodity price environment continues, which will improve individual location economic indices under the same commodity price outlook; and

•	Demonstrated commitment and ability to develop the Company’s Utica and Marcellus acreage resulting in 165.6 net Bcfe of additions to proved developed reserves at December 31, 2014.

May 6, 2015

In determining that the reasonableness of the expected recovery of proved reserves related to undeveloped extensions and discoveries during the year ended December 31, 2014, the Company only considered properties that it plans to develop within the applicable five-year window.

Proved Undeveloped Reserves (PUDs), page 10

3.	We note you reflected negative proved undeveloped reserve revisions of 25,959.4 MMcfe during 2014, representing approximately 76% of your total proved undeveloped reserves at the beginning of the year. You also indicated approximately 25,977.5 MMcfe of such negative revisions were due to “technical revisions.” However, it does not appear that you have provided sufficient detail or explanation as to the underlying reasons for this portion of your overall negative revisions. Accordingly, please revise to provide additional information as to the specific reasons you recorded these negative technical revisions. We may have additional comments after reviewing your response. Refer to Item 1203(b) of Regulation S-K. With your response, please tell us why the revision to proved undeveloped reserves was greater than the similar revision to total proved reserves.

The Company acknowledges the Staff’s comment, and, as noted in the Company’s response to Comment 2, the negative technical revisions to proved undeveloped reserves were primarily due to locations that the Company no longer expects to develop within the applicable five-year window. The negative technical revisions to proved undeveloped reserves were higher than the similar revisions to total proved reserves because the revisions to total proved reserves included positive technical revisions of 10.5 Bcfe that partially offset the negative technical revisions on the Company’s proved undeveloped reserves. The positive technical revisions were based on improved individual well performance trends as of December 31, 2014 when compared to the Company’s forecasted production trends as of December 31, 2013. In response to the Staff’s comment, the Company will include the following disclosure in future filings, as applicable and to the extent required, including an amendment to the Registration Statement:

“The 25,977.5 MMcfe of negative technical revisions to our proved undeveloped quantities were primarily due to the removal of certain locations that we no longer have in our five-year future development plan due to lower expected economic attractiveness.”

4.	We note that you plan to develop 15% and 3% of your proved undeveloped reserves in the fiscal years ended December 31, 2015 and 2016, respectively. Please provide us with a schedule showing the percentages of your proved undeveloped reserves that you intend to develop for the following three fiscal years.

In response to the Staff’s comment, the Company notes that, as of December 31, 2014, the Company planned to develop 15% of its proved undeveloped reserves in 2015, 3% of its proved undeveloped reserves in 2016, 55% of its proved undeveloped reserves in 2017, 19% of its proved undeveloped reserves in 2018, and 8% of its proved undeveloped reserves in 2019.

As noted in the Company’s response to Comment 9, under the Company’s revised capital expenditure plan, the Company plans to develop 6% of its proved undeveloped reserves in 2015,

May 6, 2015

22% of its proved undeveloped reserves in 2016, 26% of its proved undeveloped reserves in 2017, 13% of its proved undeveloped reserves in 2018, and 33% of its proved undeveloped reserves in 2019.

The Company respectfully notes that it still intends to develop 100% of its proved undeveloped reserves that are disclosed in its Form 10-K within the applicable five-year period under its reduced capital expenditure plan.

5.	Disclosure in your filing states that a reduction in commodity prices from current levels may result in a decrease in your actual capital expenditures. Please address the impact to capital expenditures necessary to fund the development of your proved undeveloped reserves assuming commodity prices stay at current levels. Refer to Rule 4-10(a)(31) of Regulation S-X.

The Company respectfully notes that the current commodity pricing outlook continues to support the Company’s development plan that will develop 100% of the Company’s proved undeveloped reserves, as of December 31, 2014, within the applicable five-year development window. As disclosed in the Company’s Form 8-K filed with the Commission on April 14, 2015, the Company plans to reduce its pace of development in 2015 in order to conserve capital, resulting in a reduction to planned 2015 capital expenditures. As noted in the Company’s responses to Comments 8 and 9, approximately 90% of the reduction was to the capital associated with development of unproved locations and the Company intends to fully develop all of its proved undeveloped locations within the five-year window.

Drilling Results, page 12

6.	Please expand your disclosure to also provide the total number of gross and net productive wells separately for oil and gas, as of the end of the year, as required by Item 1208(a) of Regulation S-K.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as applicable and to the extent required, including an amendment to the Registration Statement:

“All of these productive wells are gas wells, except for one productive oil well. Many of our gas wells also produce oil, condensate and NGLs.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

Factors That Significantly Affect Our Financial Condition and Results of Operations, page 56

7.

We note the disclosure on page 23 of your Form 10-K stating that lower commodity prices and negative differentials could cause a portion of your development and exploration projects to become uneconomic, which may result in significant downward adjustments to your reserves. Please expand the disclosure on pages 56-57 of your Form 10-K to address known trends or uncertainties that you reasonably

May 6, 2015

expect will materially affect your proved reserve quantities. This disclosure should provide information quantifying the expected impact of the current commodity price environment on your reserves and should address the effect of different scenarios regarding changes in commodity prices which you deem reasonably likely to occur. Refer to Item 303(a)(3)(ii) of Regulation S-K. For additional guidance, refer to section III.B.3 of SEC Release No. 33-8350.

In response to the Staff’s comment, the Company will include the following disclosure in future filings, as applicable and to the extent required, including an amendment to the Registration Statement:

“Historically, commodity prices have been extremely volatile, and we expect this volatility to continue for the foreseeable future. For the three years ended December 31, 2014, oil prices fluctuated from a high of $110.62 per Bbl in September 2013 to a low of $53.45 per Bbl in December 2014, while gas prices fluctuated from a low of $1.82 per Mmbtu in April 2012 to a high of $8.15 per Mmbtu in February 2014. Recently, commodity prices have declined significantly. On April 27, 2015, the spot WTI oil price was approximately $55.56 per Bbl and the spot Henry Hub natural gas price was approximately $2.50 per Mmbtu. Likewise, NGLs have suffered significant recent declines. NGLs are made up of ethane, propane, isobutene, normal butane and natural gasoline, all of which have different uses and different pricing characteristics. A further or extended decline in commodity prices could materially and adversely affect our future business, financial condition, results of operations, liquidity or ability to finance planned capital expenditures. We make price assumptions that are used for planning purposes, and a significant portion of our cash outlays, including rent, salaries and noncancelable capital commitments, are largely fixed in nature. Accordingly, if commodity prices are below the expectations on which these commitments were based, our financial results are likely to be adversely and disproportionately affected because these cash outlays are not variable in the short term and cannot be quickly reduced to respond to unanticipated decreases in commodity prices.

Significant or extended price declines could also adversely affect the amount of oil, NGLs and natural gas that we can produce economically, which may result in our having to make significant downward adjustments to our estimated proved reserves. A reduction in production could also result in a shortfall in expected cash flows and require us to reduce capital spending or borrow funds to cover any such shortfall. Any of these factors could negatively affect our ability to replace production and our future rate of growth.

Commodity price revisions, based on 12-month average SEC prices for 2014, did not have a significant impact on our 2014 reserve revisions, but could potentially have a significant impact on future reserve estimates if the currently depressed pricing environment for oil, NGLs and natural gas persists or worsens. From December 31, 2014 until March 31, 2015, the 12-month average SEC price

May 6, 2015

for WTI oil declined from $94.99 per Bbl to $82.72 per Bbl, while the 12-month average SEC price for Henry Hub natural gas declined from $4.35 per Mmbtu to $3.88 per Mmbtu. Service costs have also declined significantly during the same time period, which should mitigate a portion of the negative impact of declining commodity prices on our future reserve estimates. In addition, we expect to continue to increase our proved reserves through further extensions and discoveries as we continue to develop our acreage position.”

8.	In connection with your response to the preceding comment, please describe the extent to which the change in budgeted capital expenditures from $640 million to $352 million, as disclosed in your Form 8-K filed April 14, 2015, is expected to affect your reported proved reserve quantities. Please tell us what types of capital expenditures will be reduced by this change in your budget (e.g., proved developed reserves awaiting turn to sales or completion, proved undeveloped reserves, unproved properties, etc.) and describe any resulting impact to your financial statements.

In response to the Staff’s comment, the Company notes that it does not expect the change in budgeted capital expenditures for 2015 to affect the Company’s reported reserve quantities as a substantial portion of the reduction in its capital expenditures is related to the development of the Company’s unproved properties during 2015. The Company’s current 2015 capital budget provides for $274.6 million in total development capital, $54.2 million in leasing capital, $15.5 million in midstream and infrastructure, and $7.4 million in corporate capital expenses.

The primary components of the Company’s budgeted 2015 development capital of $274.6 million are as follows (in millions):

	Year-end Budget	Revised Budget	Change
Development of unproved properties	$456.6	$215.0	$(241.6)
Development of proved undeveloped properties	34.3	12.4	(21.9)
Development of proved developed properties awaiting or being completed	49.5	46.4	(3.1)
Development of proved developed properties awaiting turn to sales	4.2	0.8	(3.4)

Total	$544.6	$274.6	$(270.0)

As a result of the decrease in the Company’s budgeted capital expenditures during 2015, the Company will likely not increase its level of proved reserves through extensions and

May 6, 2015

discoveries as much as it would likely have done had its budget remained unchanged. However, the Company does not expect the reduction in capital expenditures to impact the quantities of proved reserves that it previously reported in the Company’s financial statements.

9.	Please tell us whether, and, if so, how, the capital expenditure reduction will impact the drilling and development schedule underlying your determination of proved undeveloped reserves as of December 31, 2014. Include a detailed description of any impacts, including:

•	Planned expenditures and activities by year (including number of wells drilled) before and after the reduction; and,

•	Reserve volumes as of December 31, 2014 associated with any reduced or deferred activities.

May 6, 2015

As noted in the Company’s response to Comment 8, the Company does not believe that its capital expenditure reduction will impact its development schedule underlying the Company’s determination of proved undeveloped reserves as of December 31, 2014. The Company’s revised capital budget anticipates 22.9 net wells spud in 2015, 12.6 net wells completed in 2015 and 28.9 net wells turned to sales in 2015. Of the total locations planned to be developed in 2015, approximately 9% are proved undeveloped locations as of December 31, 2014. A detailed summary of the Company’s planned expenditures, activities and related reserve volumes by year is as follows:

Year	Net PUDs		Net Capital ($mm)		Net Reserves (Mmcfe)
	Year-end Budget	Revised Budget	Year-end Budget	Revised Budget	Year-end Budget	Revised Budget
2015	5.7	1.5	34.3	12.4	24,639	9,760
2016	0.9	4.7	21.2	51.4	4,522	34,747
2017	16.7	8.7	135.9	76.9	86,735	41,138
2018	4.4	4.3	64.9	49.4	30,112	20,267
2019	1.7	10.2	18.3	84.5	12,963	53,059

Total	29.4	29.4	274.6	274.6	158,971	158,971

Please do not hesitate to contact me by telephone at (814) 409-7002 with any questions or comments regarding this correspondence.

Regards,

/s/ Christopher K. Hulburt

Christopher K. Hulburt

Executive Vice President, Secretary and General Counsel

Eclipse Resources Corporation